

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Mr. Richie Boucher
Chief Executive Officer
The Governor and Company of the Bank of Ireland
40 Mespil Road
Dublin 4, Ireland

Re: **The Governor and Company of the Bank of Ireland**
        Form 20-F for Fiscal Year Ended December 31, 2009
        Filed June 14, 2010
        File Number: 001-14452

Dear Mr. Boucher:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       Sharon Blume
       Assistant Chief Accountant